Exhibit 99.1

FOURTH QUARTER 2024
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2024 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2024 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, unless otherwise noted. Effective November 1, 2023, we adopted IFRS 17 Insurance Contracts (IFRS 17). Comparative amounts have been restated from those previously presented. Our 2024 Annual Report (which includes our audited Annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2024 Annual Information Form and our Supplementary Financial Information are available on our website at http://www.rbc.com/investorrelations and on https://www.sedarplus.com.

TORONTO, December 4, 2024 – Royal Bank of Canada11 (RY on TSX and NYSE) today reported net income of $16.2 billion for the year ended October 31, 2024, up $1.6 billion or 11% from the prior year. Diluted EPS was $11.25, up 9% over the prior year reflecting growth across each of our business segments. The inclusion of HSBC Bank Canada (HSBC Canada) results12 increased net income by $453 million. Adjusted net income7 and adjusted diluted EPS7 of $17.4 billion and $12.09 were up 10% and 8%, respectively, from the prior year.

Our consolidated results include higher provisions on impaired loans, largely in Commercial Banking and Personal Banking. The PCL on impaired loans ratio13 was 28 bps, up 7 bps from the prior year.

Pre-provision, pre-tax earnings7 of $23.1 billion were up 12% from last year. The inclusion of HSBC Canada results increased pre-provision, pre-tax earnings7 by $995 million. Excluding HSBC Canada results, pre-provision, pre-tax earnings7 increased 7% from last year, mainly due to higher net interest income reflecting solid average volume growth and higher spreads in both Personal Banking and Commercial Banking. Higher fee-based revenue in Wealth Management reflecting market appreciation and net sales, and higher Corporate & Investment Banking revenue in Capital Markets, also contributed to the increase. These factors were partially offset by higher expenses driven by higher variable compensation on improved results and continued investments across our businesses.

Our capital position remained robust with a CET1 ratio6 of 13.2% supporting solid volume growth. In addition, this year we returned $8.1 billion to our shareholders through common dividends and share buybacks. Today, we declared a quarterly dividend of $1.48 per share reflecting an increase of $0.06 or 4%.

“In 2024, RBC relentlessly pursued our ambition to stay ahead of evolving client expectations and create unparalleled value.

As our results exemplify, our premium franchises delivered diversified revenue growth, underpinned by a strong balance sheet and prudent risk management. One of our year’s defining moments was the acquisition of HSBC Bank Canada, which marked a pivotal milestone in our client-driven growth story and strengthened our position as a competitive global financial institution. We also elevated a new generation of leaders across the bank to continue delivering trusted advice and experiences to rival the best in any industry.

As we enter 2025 from a position of strength, I’m fully confident in Team RBC’s ability to continue going above-and-beyond to support those we serve, each and every day.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

[1]	Earnings per share (EPS).
[2]	Provision for credit losses (PCL).
[3]	PCL on loans ratio is calculated as PCL on loans as a percentage of average net loans and acceptances.
[4]	Basis points (bps).
[5]	Return on equity (ROE). For further information, refer to the Key performance and non-GAAP measures section on pages 12 to 15 of this Earnings Release.
[6]

This ratio is calculated by dividing Common Equity Tier 1 (CET1) by risk-weighted assets (RWA), in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Basel III Capital Adequacy Requirements (CAR) guideline.

[7]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 12 to 15 of this Earnings Release.
[8]	Allowance for credit losses (ACL).
[9]	ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
[10]

The liquidity coverage ratio (LCR) is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our 2024 Annual Report.

[11]	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
[12]

On March 28, 2024, we completed the acquisition of HSBC Canada (HSBC Canada transaction). HSBC Canada results reflect revenue, PCL, non-interest expenses and income taxes associated with the acquired operations and clients, which include the acquired assets, assumed liabilities and employees with the exception of assets and liabilities relating to treasury and liquidity management activities. For further details, refer to the Key corporate events section of our 2024 Annual Report.

[1][3]	PCL on impaired loans ratio is calculated as PCL on impaired loans as a percentage of average net loans and acceptances.

2024 Full-Year Business Segment Performance

◾

9% earnings growth in Personal Banking. The inclusion of HSBC Canada results increased net income by $133 million. Excluding HSBC Canada results, net income increased $370 million or 7%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 9% in deposits and 4% in loans in Personal Banking - Canada. Higher non-interest income, including higher distribution fees driven by higher average mutual fund balances, higher service charges, mainly reflecting higher client activity, and the prior year impact of HST on payment card clearing services also contributed to the increase. These factors were partially offset by higher PCL and higher non-interest expenses.

◾

9% earnings growth in Commercial Banking. The inclusion of HSBC Canada results increased net income by $219 million. Excluding HSBC Canada results, net income increased $17 million or 1%, as growth in total revenue more than offset higher PCL and non-interest expenses. Commercial Banking achieved strong volume growth (9% in deposits and 13% in loans and acceptances) across most products due to our continued focus on growing our strategic client segments along with our ongoing sales enablement.

◾

27% earnings growth in Wealth Management, primarily due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher transactional revenue and lower PCL also contributed to the increase. Adjusted net income[14] increased $552 million or 19%, as the prior year included the impact of the specified item relating to impairment losses on our interest in an associated company. Net new assets under administration in Canadian Wealth Management and U.S. Wealth Management (including City National Bank (“City National”)) were $11 billion and $9 billion, respectively, reflecting the strength of our business driven by the quality of our advice, the breadth of our investment and holistic wealth planning solutions and clients’ trust in our brand. Net flows for Global Asset Management assets under management were robust at $26 billion mainly due to favourable market conditions and the expectation of reduced interest rates versus net redemptions in the prior year.

◾

33% earnings growth in Insurance, mainly due to higher insurance investment result, largely attributable to lower capital funding costs and favourable investment-related experience as we repositioned our portfolio for the transition to IFRS 17. Higher insurance service result, primarily due to business growth across the majority of our products, also contributed to the increase. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.

◾

10% earnings growth in Capital Markets, mainly due to higher revenue in Corporate & Investment Banking and lower PCL. In addition to the benefit of a recovering industry-wide fee pool, particularly in the U.S. and Europe, we continued to advance our advisory capabilities and grew our market share across investment banking products which underpinned strong performance. Trading activity, supported by strong client flow, remained robust during the year as the credit trading environment was mostly constructive while rates and foreign exchange trading saw a slight normalization compared to 2023 on lower market volatility. These factors were partially offset by higher taxes reflecting favourable tax adjustments in the prior year and higher compensation on increased results.

Q4 2024 Performance

Net income and diluted EPS of $4.2 billion and $2.91 were up 7% and 5%, respectively, from a year ago. Higher results in Wealth Management, Personal Banking, Commercial Banking and Insurance were partially offset by lower results in Corporate Support. Results in Capital Markets were relatively flat. The inclusion of HSBC Canada results increased net income by $265 million. The PCL on loans ratio of 35 bps was relatively flat year over year. Results also reflect a higher effective tax rate, as results in the prior year included the favourable impact of the specified item relating to certain deferred tax adjustments of $578 million. Adjusted net income14 and adjusted diluted EPS14 of $4.4 billion and $3.07 were up 18% and 16%, respectively, compared to the prior year.

Pre-provision, pre-tax earnings14 of $6.1 billion were up 31% from a year ago. The inclusion of HSBC Canada results increased pre-provision, pre-tax earnings14 by $437 million. Excluding HSBC Canada results, pre-provision, pre-tax earnings14 increased 21% from last year, mainly due to higher average fee-based client assets in Wealth Management and higher revenue in Capital Markets including record lending revenue. Higher net interest income in our Personal Banking and Commercial Banking franchises reflecting solid client-driven growth in volumes and higher spreads also contributed to the increase. These factors were partially offset by higher staff-related costs, including higher variable compensation and salaries.

Compared to last quarter, net income was down $264 million or 6% reflecting lower results in Capital Markets, Commercial Banking and Corporate Support, partially offset by higher results in Wealth Management. Adjusted net income14 was down 6% over the same period. Results this quarter reflected higher provisions for credit losses, with a PCL on loans ratio of 35 bps, up 8 bps from the prior quarter.

	Reported:		Adjusted[14]:
Q4 2024 Compared to Q4 2023	• Net income of $4,222 million	é 7%	• Net income of $4,439 million	é 18%
	• Diluted EPS of $2.91	é 5%	• Diluted EPS of $3.07	é 16%
	• ROE of 14.3%	ê 60 bps	• ROE of 15.1%	é 90 bps
	• CET1 ratio[15] of 13.2%	ê 130 bps

Q4 2024 Compared to Q3 2024	• Net income of $4,222 million	ê 6%	• Net income of $4,439 million	ê 6%
	• Diluted EPS of $2.91	ê 6%	• Diluted EPS of $3.07	ê 6%
	• ROE of 14.3%	ê 120 bps	• ROE of 15.1%	ê 130 bps
	• CET1 ratio[15] of 13.2%	é 20 bps

[14]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 12 to 15 of this Earnings Release.
[15]	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s CAR guideline.

Our business segment performance below reflects the new basis of segment presentation effective the fourth quarter of 2024. For further information, refer to our 2024 Annual Report.

Q4 2024 Business and Reporting Segment Performance

Personal Banking

Net income of $1,579 million increased $213 million or 16% from a year ago. The inclusion of HSBC Canada results increased net income by $86 million. Excluding HSBC Canada results, net income increased $127 million or 9%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 9% in deposits and 4% in loans in Personal Banking - Canada. Higher non-interest income also contributed to the increase. These factors were partially offset by higher PCL and higher non-interest expenses.

Compared to last quarter, net income decreased $7 million, as higher net interest income reflecting higher spreads and average volume growth of 1% in Personal Banking – Canada was more than offset by higher PCL reflecting higher provisions on performing loans, largely driven by unfavourable changes in credit quality and higher non-interest expenses.

Commercial Banking

Net income of $774 million increased $106 million or 16% from a year ago. The inclusion of HSBC Canada results increased net income by $139 million. Excluding HSBC Canada results, net income decreased $33 million or 5%, as growth in total revenue was more than offset by higher PCL and higher non-interest expenses.

Compared to last quarter, net income decreased $43 million or 5%, as growth in total revenue was more than offset by higher PCL.

Wealth Management

Net income of $969 million increased $697 million from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. The prior year reflected the impact of the specified item relating to impairment losses on our interest in an associated company, as well as legal provisions. Lower PCL also contributed to the increase. Adjusted net income16 increased $520 million.

Compared to last quarter, net income increased $20 million or 2%, primarily due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation.

Insurance

Net income of $162 million increased $65 million or 67% from last year, mainly due to higher insurance service result, primarily driven by business growth across the majority of our products, partially offset by less favourable claims experience primarily in disability products. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.

Compared to last quarter, net income decreased $8 million or 5%, primarily due to lower insurance service result reflecting the impact of adjustments relating to deferred acquisition expenses and unfavourable annual actuarial assumption updates in the current quarter. These factors were partially offset by higher insurance investment result, primarily attributable to favourable investment-related experience.

Capital Markets

Net income of $985 million remained relatively flat from a year ago, as record fourth quarter revenue in Global Markets and Corporate & Investment Banking was more than offset by higher taxes reflecting favourable tax adjustments in the prior year and the impact of legal provisions in the current period.

Compared to last quarter, net income decreased $187 million or 16%, mainly due to the impact of legal provisions in the current period, lower fixed income trading in Europe and Canada, as well as the impact of elevated municipal banking activity in the prior quarter. These factors were partially offset by lower taxes reflecting changes in earnings mix.

[16]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 12 to 15 of this Earnings Release.

Corporate Support

Net loss was $247 million in the current quarter, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $134 million, which is treated as a specified item. Residual and unallocated costs also contributed to the net loss.

Net loss was $208 million in the prior quarter, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $125 million, which is treated as a specified item. Unallocated costs also contributed to the net loss.

Net income was $549 million in the prior year, primarily due to a specified item relating to certain deferred tax adjustments of $578 million, and a favourable impact from tax-related items. These factors were partially offset by the after-tax impact of the HSBC Canada transaction and integration costs of $167 million, which is treated as a specified item.

Capital, Liquidity and Credit Quality

Capital – As at October 31, 2024, our CET1 ratio17 was 13.2%, down 130 bps from last year, primarily reflecting the impact of the HSBC Canada transaction and RWA growth (excluding FX), partially offset by net internal capital generation and share issuances under the dividend reinvestment plan (DRIP).

Liquidity – For the quarter ended October 31, 2024, the average LCR18 was 128%, which translates into a surplus of approximately $86 billion, compared to 126% and a surplus of approximately $81 billion in the prior quarter. Average LCR18 moderately increased compared to the prior quarter mainly due to an increase in retail and wholesale deposits, largely offset by a decline due to securities and securities financing transactions.

NSFR19 as at October 31, 2024 was 114%, which translates into a surplus of approximately $137 billion, compared to 114% and a surplus of approximately $136 billion in the prior quarter. NSFR19 remained relatively stable from the previous quarter as the increase in deposits and stable funding was offset by higher funding requirements for securities, securities financing transactions and loans.

Credit Quality

Q4 2024 vs. Q4 2023

Total PCL increased $120 million or 17% from a year ago, mainly reflecting higher provisions in Commercial Banking and Personal Banking, partially offset by releases of provisions in the current quarter in Wealth Management as compared to provisions taken in the prior year and lower provisions in Capital Markets. The PCL on loans ratio increased 1 bp.

PCL on performing loans increased $14 million or 7%, mainly due to unfavourable changes in credit quality, partially offset by favourable changes to our macroeconomic forecast.

PCL on impaired loans increased $101 million or 19%, mainly due to higher provisions in Commercial Banking and Personal Banking, partially offset by lower provisions in Capital Markets and Wealth Management.

Q4 2024 vs. Q3 2024

Total PCL increased $181 million or 27% from last quarter, mainly reflecting higher provisions in Personal Banking and Commercial Banking. The PCL on loans ratio of 35 bps increased 8 bps. The PCL on impaired loans ratio of 26 bps remained unchanged.

PCL on performing loans increased $166 million, largely due to unfavourable changes in credit quality, partially offset by favourable changes to our macroeconomic forecast. Favourable changes to our scenario weights last quarter also contributed to the increase.

PCL on impaired loans increased $17 million or 3%, mainly due to higher provisions in Commercial Banking, partially offset by lower provisions in Capital Markets.

[17]	This ratio is calculated by dividing CET1 by RWA, in accordance with OSFI’s CAR guideline.
[18]	The LCR is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our 2024 Annual Report.
[19]	The Net Stable Funding Ratio (NSFR) is calculated in accordance with OSFI’s LAR guideline. For further details, refer to the Liquidity and funding risk section of our 2024 Annual Report.

Selected financial and other highlights

	As at or for the three months ended			As at or for the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2024 (1)	July 31 2024 (1)	October 31 2023 (2)	October 31 2024 (1)	October 31 2023 (2)
Total revenue	$15,074	$14,631	$12,685	$57,344	$51,464
PCL	840	659	720	3,232	2,468
Non-interest expense	9,019	8,599	8,059	34,250	30,813
Income before income taxes	5,215	5,373	3,906	19,862	18,183
Net income	$4,222	$4,486	$3,939	$16,240	$14,612
Net income - adjusted (3), (4)	$4,439	$4,727	$3,773	$17,430	$15,829
Segments - net income
Personal Banking (5)	$1,579	$1,586	$1,366	$5,921	$5,418
Commercial Banking (5)	774	817	668	2,818	2,582
Wealth Management (5)	969	949	272	3,422	2,693
Insurance	162	170	97	729	549
Capital Markets	985	1,172	987	4,573	4,139
Corporate Support	(247)	(208)	549	(1,223)	(769)
Net income	$4,222	$4,486	$3,939	$16,240	$14,612
Selected information
EPS - basic	$2.92	$3.09	$2.77	$11.27	$10.33
EPS - diluted	2.91	3.09	2.76	11.25	10.32
EPS - basic adjusted (3), (4)	3.07	3.26	2.65	12.11	11.21
EPS - diluted adjusted (3), (4)	3.07	3.26	2.65	12.09	11.19
Return on common equity (ROE) (4)	14.3%	15.5%	14.9%	14.4%	14.3%
Return on common equity (ROE) adjusted (3), (4)	15.1%	16.4%	14.2%	15.5%	15.5%
Average common equity (6)	$114,750	$112,100	$103,250	$110,650	$100,400
Net interest margin (NIM) - on average earning assets, net (4)	1.68%	1.58%	1.51%	1.54%	1.50%
PCL on loans as a % of average net loans and acceptances	0.35%	0.27%	0.34%	0.35%	0.29%
PCL on performing loans as a % of average net loans and acceptances	0.09%	0.01%	0.09%	0.07%	0.08%
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.26%	0.25%	0.28%	0.21%
Gross impaired loans (GIL) as a % of loans and acceptances	0.59%	0.58%	0.42%	0.59%	0.42%
LCR (4), (7)	128%	126%	131%	128%	131%
NSFR (4), (7)	114%	114%	113%	114%	113%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (4), (8), (9)
CET1 ratio	13.2%	13.0%	14.5%	13.2%	14.5%
Tier 1 capital ratio	14.6%	14.5%	15.7%	14.6%	15.7%
Total capital ratio	16.4%	16.3%	17.6%	16.4%	17.6%
Leverage ratio	4.2%	4.2%	4.3%	4.2%	4.3%
TLAC ratio	29.3%	28.4%	31.0%	29.3%	31.0%
TLAC leverage ratio	8.4%	8.3%	8.5%	8.4%	8.5%
Selected balance sheet and other information (10)
Total assets	$2,171,582	$2,076,107	$2,006,531	$2,171,582	$2,006,531
Securities, net of applicable allowance	439,918	431,185	409,730	439,918	409,730
Loans, net of allowance for loan losses	981,380	971,797	852,773	981,380	852,773
Derivative related assets	150,612	115,659	142,450	150,612	142,450
Deposits	1,409,531	1,361,265	1,231,687	1,409,531	1,231,687
Common equity	118,058	114,899	107,734	118,058	107,734
Total RWA (4), (8), (9)	672,282	661,177	596,223	672,282	596,223
Assets under management (AUM) (4)	1,342,300	1,300,100	1,067,500	1,342,300	1,067,500
Assets under administration (AUA) (4), (11)	4,965,500	4,716,100	4,338,000	4,965,500	4,338,000
Common share information
Shares outstanding (000s) - average basic	1,414,460	1,414,194	1,399,337	1,411,903	1,391,020
- average diluted	1,416,829	1,416,149	1,400,465	1,413,755	1,392,529
- end of period	1,414,504	1,413,666	1,400,511	1,414,504	1,400,511
Dividends declared per common share	$1.42	$1.42	$1.35	$5.60	$5.34
Dividend yield (4)	3.5%	3.9%	4.5%	3.9%	4.3%
Dividend payout ratio (4)	49%	46%	49%	50%	52%
Common share price (RY on TSX) (12)	$168.39	$154.28	$110.76	$168.39	$110.76
Market capitalization (TSX) (12)	238,188	218,100	155,121	238,188	155,121
Business information (number of)
Employees (full-time equivalent) (FTE)	94,838	96,165	91,398	94,838	91,398
Bank branches	1,292	1,344	1,247	1,292	1,247
Automated teller machines (ATMs)	4,367	4,426	4,341	4,367	4,341
Period average US$ equivalent of C$1.00 (13)	$0.733	$0.730	$0.732	$0.736	$0.741
Period-end US$ equivalent of C$1.00	$0.718	$0.724	$0.721	$0.718	$0.721

(1)

On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(2)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. For further details on the impacts of the adoption of IFRS 17 including the description of accounting policies selected, refer to Note 2 of our 2024 Annual Consolidated Financial Statements.

(3)	These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 12 to 15 of this Earnings Release.
(4)

See the Glossary section of our annual Management’s Discussion and Analysis dated December 3, 2024, for the fiscal year ended October 31, 2024, available at www.sedarplus.com, for an explanation of the composition of this measure. Such explanation is incorporated by reference hereto.

(5)

Effective the fourth quarter of 2024, the Personal & Commercial Banking segment became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing® moved from the previous Personal & Commercial Banking segment to the Wealth Management segment. Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section of our 2024 Annual Report.

(6)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(7)

The LCR and NSFR are calculated in accordance with OSFI’s LAR guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section of our 2024 Annual Report.

(8)

Capital ratios and RWA are calculated using OSFI’s CAR guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. The results for the three months and year ended October 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023, as further updated on October 20, 2023 as part of OSFI’s implementation of the Basel III reforms. The results for the three months ended July 31, 2024 and October 31, 2024 and year ended October 31, 2024 also reflect our adoption of the revised market risk and credit valuation adjustment (CVA) frameworks that came into effect on November 1, 2023. For further details, refer to the Capital management section of our 2024 Annual Report.

(9)

As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.

(10)	Represents period-end spot balances.
(11)

AUA includes $15 billion and $6 billion (July 31, 2024 – $15 billion and $6 billion, October 31, 2023 – $13 billion and $7 billion) of securitized residential mortgages and credit card loans, respectively.

(12)	Based on TSX closing market price at period-end.
(13)	Average amounts are calculated using month-end spot rates for the period.

Personal Banking

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2024 (1)	2024 (1), (2)	2023 (2)
Net interest income	$3,346	$3,253	$2,867
Non-interest income	1,312	1,237	1,142
Total revenue	4,658	4,490	4,009
PCL on performing assets	124	30	87
PCL on impaired assets	359	361	287
PCL	483	391	374
Non-interest expense	2,033	1,941	1,781
Income before income taxes	2,142	2,158	1,854
Net income	$1,579	$1,586	$1,366
Revenue by business
Personal Banking - Canada	$4,366	$4,210	$3,725
Caribbean & U.S. Banking	292	280	284
Key ratios
ROE (3)	23.8%	23.7%	27.9%
NIM	2.49%	2.45%	2.35%
Efficiency ratio (4)	43.6%	43.2%	44.4%
Operating leverage (4)	2.1%	2.5%	3.4%
Selected balance sheet information
Average total assets	$552,400	$547,100	$496,800
Average total earning assets, net	534,500	528,900	484,200
Average loans and acceptances, net	525,000	519,400	474,100
Average deposits	431,000	426,200	363,200
Other information
AUA (5), (6)	$255,400	$250,000	$205,200
Average AUA	252,400	244,900	206,800
AUM (6)	6,400	6,300	5,900
Number of employees (FTE) (7)	38,642	39,472	37,017
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.28%	0.25%
Other selected information - Personal Banking - Canada
Net income	$1,485	$1,495	$1,273
NIM	2.41%	2.37%	2.25%
Efficiency ratio	41.8%	41.8%	42.7%
Operating leverage	2.5%	2.4%	2.7%

(1)

On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the periods ended October 31, 2024 and July 31, 2024. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(2)

Effective the fourth quarter of 2024, the Personal & Commercial Banking segment became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing moved from Personal & Commercial Banking to the Wealth Management segment. Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section of our 2024 Annual Report.

(3)

Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section of our 2024 Annual Report.

(4)

See the Glossary section of our annual Management’s Discussion and Analysis dated December 3, 2024, for the fiscal year ended October 31, 2024, available at www.sedarplus.com, for an explanation of the composition of this measure. Such explanation is incorporated by reference hereto.

(5)

AUA includes securitized residential mortgages and credit card loans as at October 31, 2024 of $15 billion and $6 billion, respectively (July 31, 2024 – $15 billion and $6 billion, October 31, 2023 – $13 billion and $7 billion).

(6)	Represents period-end spot balances.
(7)	Includes FTE for all shared services across Personal Banking and Commercial Banking, for which the Non-interest expenses are allocated to both Personal Banking and Commercial Banking.

Q4 2024 vs. Q4 2023

Net income increased $213 million or 16% from a year ago. The inclusion of HSBC Canada results increased net income by $86 million. Excluding HSBC Canada results, net income increased $127 million or 9%, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 6% in Personal Banking - Canada. Higher non-interest income also contributed to the increase. These factors were partially offset by higher PCL and higher non-interest expenses.

Total revenue increased $649 million or 16%, of which $274 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $375 million or 9% was primarily due to higher net interest income, reflecting higher spreads and average volume growth of 9% in deposits and 4% in loans in Personal Banking - Canada. Higher average mutual fund balances driving higher distribution fees also contributed to the increase.

NIM was up 14 bps, mainly due to changes in product mix and the impact of the higher interest rate environment. The inclusion of HSBC Canada also contributed to the increase reflecting the accretion of fair value adjustments. These factors were partially offset by competitive pricing pressures.

PCL increased $109 million or 29%, mainly due to higher provisions on impaired loans largely in our Canadian personal and credit cards portfolios, resulting in an increase of 2 bps in the PCL on impaired loans ratio. Higher provisions on performing loans, mainly driven by unfavourable changes to our macroeconomic forecast, also contributed to the increase.

Non-interest expense increased $252 million or 14%, of which $154 million reflects the inclusion of HSBC Canada non-interest expense. The remaining increase of $98 million or 6% was primarily due to ongoing technology investments, increased operating expenses and staff-related costs, lease exit costs in the current quarter and higher marketing costs, largely associated with new client acquisition campaigns, and higher professional fees.

Q4 2024 vs. Q3 2024

Net income decreased $7 million from last quarter, as higher net interest income reflecting higher spreads and average volume growth of 1% in Personal Banking – Canada was more than offset by higher PCL reflecting higher provisions on performing loans, largely driven by unfavourable changes in credit quality and higher non-interest expenses, reflecting increased operating expenses.

NIM was up 4 bps, mainly due to changes in product mix and the impact of the higher long-term interest rate environment.

Commercial Banking

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2024 (1)	2024 (1), (2)	2023 (2)
Net interest income	$1,763	$1,687	$1,236
Non-interest income	314	349	329
Total revenue	2,077	2,036	1,565
PCL on performing assets	66	38	17
PCL on impaired assets	233	178	61
PCL	299	216	78
Non-interest expense	713	691	562
Income before income taxes	1,065	1,129	925
Net income	$774	$817	$668
Key ratios
ROE (3)	16.7%	18.2%	23.0%
NIM	3.89%	4.06%	4.31%
Efficiency ratio	34.3%	33.9%	35.9%
Operating leverage	5.8%	5.1%	(9.1)%
Selected balance sheet information
Average total assets	$186,100	$182,900	$133,100
Average total earning assets, net	180,200	165,300	113,700
Average loans and acceptances, net	180,600	177,500	131,600
Average deposits	301,900	299,600	253,100
Other information
Number of employees (FTE) (4)	1,290	1,299	928
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.52%	0.40%	0.19%

(1)

On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the periods ended October 31, 2024 and July 31, 2024. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(2)

Effective the fourth quarter of 2024, the Personal & Commercial Banking segment became two standalone business segments: Personal Banking and Commercial Banking. With this change, RBC Direct Investing moved from Personal & Commercial Banking to the Wealth Management segment. Amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section of our 2024 Annual Report.

(3)

Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section of our 2024 Annual Report.

(4)	Excludes FTE for all shared services across Personal Banking and Commercial Banking, for which the Non-interest expenses are allocated to both Personal Banking and Commercial Banking.

Q4 2024 vs. Q4 2023

Net income increased $106 million or 16% from a year ago. The inclusion of HSBC Canada results increased net income by $139 million. Excluding HSBC Canada results, net income decreased $33 million or 5%, as growth in total revenue was more than offset by higher PCL and higher non-interest expenses.

Total revenue increased $512 million or 33%, of which $381 million reflects the inclusion of HSBC Canada revenue. The remaining increase of $131 million or 8% was primarily due to higher net interest income reflecting average volume growth of 8% in deposits and 12% in loans and acceptances, including the impact of the cessation of Bankers’ Acceptance-based lending, which was largely offset in non-interest income, and higher spreads. These factors were partially offset by lower non-interest income, primarily in credit fees reflecting the impact of the cessation of Bankers’ Acceptance-based lending, which was largely offset in net interest income as noted above.

PCL increased $221 million, mainly due to higher provisions on impaired loans in a few sectors, including the automotive and industrial products sectors, resulting in an increase of 33 bps in the PCL on impaired loans ratio. Higher provisions on performing loans, mainly driven by unfavourable changes in credit quality, also contributed to the increase.

Non-interest expense increased $151 million or 27%, of which $118 million reflects the inclusion of HSBC Canada non-interest expense. The remaining increase of $33 million or 6% was primarily attributable to higher staff-related costs.

Q4 2024 vs. Q3 2024

Net income decreased $43 million or 5% from last quarter, as growth in total revenue was more than offset by higher PCL. Total revenue included higher net interest income, reflecting the impact of the cessation of Bankers’ Acceptance-based lending and continued volume growth across all client segments, partially offset by lower non-interest income, primarily in credit fees as noted above. Higher PCL reflected higher provisions on impaired loans in a few sectors, including the automotive and industrial products sectors, partially offset by lower provisions in the real estate and related sector.

Wealth Management
	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	2024 (1)	2024 (1), (2)	2023 (2)
Net interest income	$1,282	$1,245	$1,228
Non-interest income	3,904	3,719	3,104
Total revenue	5,186	4,964	4,332
PCL on performing assets	(57)	(16)	62
PCL on impaired assets	32	32	69
PCL	(25)	16	131
Non-interest expense	3,981	3,762	3,816
Income before income taxes	1,230	1,186	385
Net income	$969	$949	$272
Revenue by business
Canadian Wealth Management (2)	$1,554	$1,503	$1,271
U.S. Wealth Management (including City National)	2,331	2,206	1,867
U.S. Wealth Management (including City National) (US$ millions)	1,709	1,610	1,369
Global Asset Management	768	750	674
International Wealth Management	350	328	338
Investor Services (3)	183	177	182
Key ratios
ROE (4)	16.0%	15.5%	4.3%
NIM	3.31%	3.24%	3.09%
Pre-tax margin (5)	23.7%	23.9%	8.9%
Selected balance sheet information
Average total assets	$177,800	$177,400	$179,200
Average total earning assets, net	153,900	153,100	157,500
Average loans and acceptances, net	115,100	115,900	115,700
Average deposits (3)	167,600	164,500	161,300
Other information
AUA (3), (6)	$4,685,900	$4,442,600	$4,110,200
U.S. Wealth Management (including City National) (6)	930,000	894,200	752,700
U.S. Wealth Management (including City National) (US$ millions) (6)	668,100	647,800	542,800
Investor Services (6)	2,681,400	2,499,600	2,488,600
AUM (6)	1,332,500	1,290,600	1,058,900
Average AUA (3)	4,621,700	4,396,700	4,188,200
Average AUM	1,289,500	1,263,500	1,070,100
PCL on impaired loans as a % of average net loans and acceptances	0.11%	0.11%	0.24%
Number of employees (FTE)	25,672	25,540	25,278
Number of advisors (7)	6,116	6,092	6,169
Adjusted results (8)
Total revenue - adjusted	$5,186	$4,964	$4,574
Income before income taxes - adjusted	1,230	1,186	627
Net income - adjusted	969	949	449
U.S. Wealth Management (including City National) revenue - adjusted	2,331	2,206	2,109
U.S. Wealth Management (including City National) revenue (US$ millions) - adjusted	1,709	1,610	1,544
Key ratios – adjusted (8)
ROE - adjusted	16.0%	15.5%	7.2%
Pre-tax margin - adjusted (5)	23.7%	23.9%	13.7%
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2024 vs Q4 2023	Q4 2024 vs Q3 2024
Increase (decrease):
Total revenue		$ 26	$ -
PCL		-	(1)
Non-interest expense		22	2
Net income		5	-
Percentage change in average US$ equivalent of C$1.00		0%	0%
Percentage change in average British pound equivalent of C$1.00		(6)%	(2)%
Percentage change in average Euro equivalent of C$1.00		(3)%	(2)%

(1)

On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the periods ended October 31 2024, and July 31, 2024. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(2)

Effective the fourth quarter of 2024, RBC Direct Investing moved from Personal & Commercial Banking to the Wealth Management segment. Comparative amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section of our 2024 Annual Report.

(3)

We completed the sale of RBC Investor Services® operations in Europe, Jersey and the U.K to CACEIS on July 3, 2023, December 1, 2023 and March 25, 2024, respectively (the sale of RBC Investor Services operations). For further details, refer to Note 6 of our 2024 Annual Consolidated Financial Statements.

(4)

Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to How we measure and report our business segments section of our 2024 Annual Report.

(5)

Pre-tax margin is defined as Income before income taxes divided by Total revenue. Adjusted pre-tax margin is calculated in the same manner, using adjusted income before income taxes and adjusted total revenue.

(6)	Represents period-end spot balances.
(7)	Represents client-facing advisors across all our Wealth Management businesses.
(8)

These are non-GAAP measures and non-GAAP ratios. During the three months ended October 31, 2023, we recognized impairment losses of $177 million (pre-tax $242 million) on our interest in an associated company. For further details on this specified item, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 12 to 15 of this Earnings Release.

Q4 2024 vs. Q4 2023

Net income increased $697 million from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. The prior year reflected the impact of the specified item relating to impairment losses on our interest in an associated company, as well as legal provisions. Lower PCL also contributed to the increase. Adjusted net income20 increased $520 million.

Total revenue increased $854 million or 20%, mainly due to higher fee-based client assets reflecting market appreciation and net sales. Higher transactional revenue, mainly driven by client activity, also contributed to the increase. The prior year reflected the impact of the specified item relating to impairment losses on our interest in an associated company. Adjusted total revenue20 increased $612 million or 13%.

PCL was $(25) million compared to $131 million last year, mainly attributable to releases of provisions on performing loans in the current quarter in U.S. Wealth Management (including City National), largely driven by favourable changes to our macroeconomic forecast.

Non-interest expense increased $165 million or 4%, primarily driven by higher variable compensation commensurate with increased commissionable revenue. This factor was partially offset by the impact of legal provisions in the prior year.

Q4 2024 vs. Q3 2024

Compared to last quarter, net income increased $20 million or 2%, primarily due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation.

Insurance

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2024	2024	2023 (1), (2)

Non-interest income
Insurance service result	$173	$214	$137
Insurance investment result	66	28	64
Other income	39	43	47
Total revenue	278	285	248
PCL	-	1	-
Non-interest expense	75	70	89
Income before income taxes	203	214	159
Net income	$162	$170	$97
Key ratios
ROE	31.7%	33.6%	17.1%
Selected balance sheet information
Average total assets	$28,300	$27,200	$24,800
Other information
Premiums and deposits (3)	$1,502	$1,546	$1,297
Net insurance contract liabilities (4)	21,643	20,396	18,345
Contractual service margin (CSM) (5)	2,137	2,155	1,956
Number of employees (FTE)	2,788	2,820	2,781

(1)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our 2024 Annual Consolidated Financial Statements for further details on these changes.

(2)	The 2023 restated results may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17.
(3)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(4)	Includes insurance contract liabilities net of insurance contract assets.
(5)

Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.

Q4 2024 vs. Q4 2023

Net income increased $65 million or 67% from last year, mainly due to higher insurance service result, primarily driven by business growth across the majority of our products, partially offset by less favourable claims experience primarily in disability products. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.

Total revenue increased $30 million or 12%, primarily due to higher insurance service result, as noted above.

Non-interest expense decreased $14 million or 16%, largely reflecting higher investments in technology in the prior period and lower staff-related costs, including severance.

Q4 2024 vs. Q3 2024

Net income decreased $8 million or 5% from last quarter, primarily due to lower insurance service result reflecting the impact of adjustments relating to deferred acquisition expenses and unfavourable annual actuarial assumption updates in the current quarter. These factors were partially offset by higher insurance investment result, primarily attributable to favourable investment-related experience.

[20]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 12 to 15 of this Earnings Release.

Capital Markets
	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2024 (1)	July 31 2024 (1)	October 31 2023
Net interest income (2)	$941	$817	$729
Non-interest income (2)	1,962	2,187	1,835
Total revenue (2)	2,903	3,004	2,564
PCL on performing assets	68	(12)	25
PCL on impaired assets	14	50	112
PCL	82	38	137
Non-interest expense	1,897	1,755	1,678
Income before income taxes	924	1,211	749
Net income	$985	$1,172	$987
Revenue by business
Corporate & Investment Banking (3)	$1,589	$1,645	$1,461
Global Markets (3)	1,349	1,414	1,204
Other	(35)	(55)	(101)
Key ratios
ROE (4)	11.8%	14.1%	14.1%
Selected balance sheet information
Average total assets	$1,099,000	$1,089,600	$1,140,600
Average trading securities	173,700	176,400	187,400
Average loans and acceptances, net	148,700	152,200	143,100
Average deposits	301,100	298,000	277,900
Other information
Number of employees (FTE)	7,424	7,914	7,253
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.04%	0.13%	0.31%

		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2024 vs Q4 2023	Q4 2024 vs Q3 2024
Increase (decrease):
Total revenue		$ 25	$ 2
PCL		5	1
Non-interest expense		25	8
Net income		(4)	(6)
Percentage change in average US$ equivalent of C$1.00		0%	0%
Percentage change in average British pound equivalent of C$1.00		(6)%	(2)%
Percentage change in average Euro equivalent of C$1.00		(3)%	(2)%

(1)

On March 28, 2024, we completed the HSBC Canada transaction. HSBC Canada results have been consolidated from the closing date, which impacted results, balances and ratios for the periods ended October 31 2024 and July 31, 2024. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(2)

The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2024 was $13 million (July 31, 2024 – $231 million, October 31, 2023 – $117 million). For further discussion, refer to the How we measure and report our business segments section of our 2024 Annual Report.

(3)

Effective the third quarter of 2024, we moved the majority of our debt origination business from Global Markets to Corporate & Investment Banking. Comparative amounts have been revised from those previously presented.

(4)

Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section of our 2024 Annual Report.

Q4 2024 vs. Q4 2023

Net income remained relatively flat from a year ago, as higher revenue in Global Markets and Corporate & Investment Banking was more than offset by higher taxes reflecting favourable tax adjustments in the prior year and the impact of legal provisions in the current period.

Total revenue increased $339 million or 13%, mainly due to higher debt origination across all regions, higher foreign exchange trading revenue in North America and lower residual funding and capital costs. These factors were partially offset by lower fixed income trading revenue primarily in North America.

PCL decreased $55 million or 40%, mainly due to lower provisions on impaired loans in a few sectors, including the telecommunication and media and transportation sectors, resulting in a decrease of 27 bps in the PCL on impaired loans ratio. This was partially offset by higher provisions on performing loans mainly driven by unfavourable changes in credit quality, largely offset by favourable changes to our macroeconomic forecast.

Non-interest expense increased $219 million or 13%, reflecting higher legal provisions, ongoing technology investments and the impact of foreign exchange translation.

Q4 2024 vs. Q3 2024

Net income decreased $187 million or 16% from last quarter, mainly due to the impact of legal provisions in the current period, lower fixed income trading in Europe and Canada, as well as the impact of elevated municipal banking activity in the prior quarter. These factors were partially offset by lower taxes reflecting changes in earnings mix.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2024	July 31 2024	October 31 2023
Net interest income (loss) (1)	$339	$325	$482
Non-interest income (loss) (1), (2)	(367)	(473)	(515)
Total revenue (1), (2)	(28)	(148)	(33)
PCL	1	(3)	-
Non-interest expense (2)	320	380	133
Income (loss) before income taxes (1)	(349)	(525)	(166)
Income taxes (recoveries) (1)	(102)	(317)	(715)
Net income (loss)	$(247)	$(208)	$549

(1)	Teb adjusted.
(2)

Revenue for the three months ended October 31, 2024 included gains of $47 million (July 31, 2024 – gains of $166 million, October 31, 2023 – losses of $150 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $50 million (July 31, 2024 – $157 million, October 31, 2023 – $(128) million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.

Total revenue and Income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment related to the gross-up of income from the U.S. tax credit investment business and income from Canadian taxable corporate dividends received on or before December 31, 2023 that are recorded in Capital Markets. For further details on the elimination of the availability of the dividend received deduction for Canadian taxable corporate dividends after December 31, 2023, refer to the Legal and regulatory environment risk section of our 2024 Annual Report.

The teb amount for the three months ended October 31, 2024 was $13 million, compared to $231 million in the prior quarter and $117 million in the same quarter last year. For further discussion, refer to the How we measure and report our business segments section of our 2024 Annual Report.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q4 2024

Net loss was $247 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $134 million, which is treated as a specified item. Residual and unallocated costs also contributed to the net loss.

Q3 2024

Net loss was $208 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $125 million, which is treated as a specified item. Unallocated costs also contributed to the net loss.

Q4 2023

Net income was $549 million, primarily due to a specified item relating to certain deferred tax adjustments of $578 million, and a favourable impact from tax-related items. These factors were partially offset by the after-tax impact of the HSBC Canada transaction and integration costs of $167 million, which is treated as a specified item.

For further details on specified items, refer to the Key performance and non-GAAP measures section of this Earnings Release.

Key performance and non-GAAP measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Return on common equity

We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks as described in the Capital management section and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is based on fully diversified economic capital.

The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of our ROE calculations:

Calculation of ROE

	For the three months ended							For the year ended
	October 31, 2024							October 31, 2024
(Millions of Canadian dollars, except percentage amounts)	Personal Banking (1)	Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1)	Corporate Support	Total	Total
Net income available to common shareholders	$1,554	$761	$950	$160	$961	$(258)	$4,128	$15,908
Total average common equity (2), (3)	$26,000	$18,100	$23,550	$2,000	$32,500	$12,600	$114,750	$110,650
ROE	23.8%	16.7%	16.0%	31.7%	11.8%	n.m.	14.3%	14.4%

(1)

Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section of our 2024 Annual Report.

(2)	Total average common equity represents rounded figures.
(3)	The amounts for the segments are referred to as attributed capital.
n.m.	not meaningful

Non-GAAP measures

We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months and year ended October 31, 2024 with the corresponding periods in the prior year and the three months ended July 31, 2024. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. The following table provides a reconciliation of our reported results to pre-provision, pre-tax earnings and illustrates the calculation of pre-provision, pre-tax earnings presented:

	For the three months ended			For the year ended
(Millions of Canadian dollars)	October 31 2024	July 31 2024	October 31 2023 (1)	October 31 2024	October 31 2023 (1)
Net income	$4,222	$4,486	$3,939	$16,240	$14,612
Add: Income taxes	993	887	(33)	3,622	3,571
Add: PCL	840	659	720	3,232	2,468
Pre-provision, pre-tax earnings (2)	$6,055	$6,032	$4,626	$23,094	$20,651

(1)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our 2024 Annual Consolidated Financial Statements for further details on these changes.

(2)

For the three months ended October 31, 2024, pre-provision, pre-tax earnings excluding HSBC Canada results of $5,618 million is calculated as pre-provision, pre-tax earnings of $6,055 million less net income of $265 million, income taxes of $101 million, and PCL of $71 million. For the year ended October 31, 2024, pre-provision, pre-tax earnings excluding HSBC Canada results of $22,099 million is calculated as pre-provision, pre-tax earnings of $23,094 million less net income of $453 million, income taxes of $171 million, and PCL of $371 million.

Adjusted results

We believe that providing adjusted results as well as certain measures and ratios excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhances comparability with prior periods and enables readers to better assess trends in the underlying businesses.

Our results for all reported periods were adjusted for the following specified item:

•	HSBC Canada transaction and integration costs.

Our results for the year ended October 31, 2024 were adjusted for the following specified item:

•	Management of closing capital volatility related to the HSBC Canada transaction. For further details, refer to the Key corporate events section of our 2024 Annual Report.

Our results for the three months and year ended October 31, 2023 were adjusted for the following specified items:

•	Impairment losses on our interest in an associated company.
•	Certain deferred tax adjustments: reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities.

Our results for the year ended October 31, 2023 were adjusted for the following specified item:

•

Canada Recovery Dividend (CRD) and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2024 Annual Report.

Consolidated results, reported and adjusted

The following table provides a reconciliation of reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures or ratios.

	As at or for the three months ended			For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2024	July 31 2024	October 31 2023 (1)	October 31 2024	October 31 2023 (1)
Total revenue	$15,074	$14,631	$12,685	$57,344	$51,464
PCL	840	659	720	3,232	2,468
Non-interest expense	9,019	8,599	8,059	34,250	30,813
Income before income taxes	5,215	5,373	3,906	19,862	18,183
Income taxes	993	887	(33)	3,622	3,571
Net income	$4,222	$4,486	$3,939	$16,240	$14,612
Net income available to common shareholders	$4,128	$4,377	$3,870	$15,908	$14,369
Average number of common shares (thousands)	1,414,460	1,414,194	1,399,337	1,411,903	1,391,020
Basic earnings per share (in dollars)	$2.92	$3.09	$2.77	$11.27	$10.33
Average number of diluted common shares (thousands)	1,416,829	1,416,149	1,400,465	1,413,755	1,392,529
Diluted earnings per share (in dollars)	$2.91	$3.09	$2.76	$11.25	$10.32
ROE	14.3%	15.5%	14.9%	14.4%	14.3%
Effective income tax rate	19.0%	16.5%	(0.8)%	18.2%	19.6%
Total adjusting items impacting net income (before-tax)	$298	$314	$537	$1,552	$963
Specified item: HSBC Canada transaction and integration costs (2), (3)	177	160	203	960	380
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (2), (4)	-	-	-	131	-
Specified item: Impairment losses on our interest in an associated company (5)	-	-	242	-	242
Amortization of acquisition-related intangibles (6)	121	154	92	461	341
Total income taxes for adjusting items impacting net income	$81	$73	$703	$362	$(254)
Specified item: HSBC Canada transaction and integration costs (2)	43	35	36	201	78
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (2), (4)	-	-	-	36	-
Specified item: Certain deferred tax adjustments (2)	-	-	578	-	578
Specified item: Impairment losses on our interest in an associated company (5)	-	-	65	-	65
Specified item: CRD and other tax related adjustments (2), (7)	-	-	-	-	(1,050)
Amortization of acquisition-related intangibles (6)	38	38	24	125	75
Adjusted results
Income before income taxes - adjusted	$5,513	$5,687	$4,443	$21,414	$19,146
Income taxes - adjusted	1,074	960	670	3,984	3,317
Net income - adjusted	4,439	4,727	3,773	17,430	15,829
Net income available to common shareholders - adjusted (8)	4,345	4,618	3,704	17,098	15,586
Average number of common shares (thousands)	1,414,460	1,414,194	1,399,337	1,411,903	1,391,020
Basic earnings per share (in dollars) - adjusted	$3.07	$3.26	$2.65	$12.11	$11.21
Average number of diluted common shares (thousands)	1,416,829	1,416,149	1,400,465	1,413,755	1,392,529
Diluted earnings per share (in dollars) - adjusted	$3.07	$3.26	$2.65	$12.09	$11.19
ROE - adjusted	15.1%	16.4%	14.2%	15.5%	15.5%
Effective income tax rate - adjusted	19.5%	16.9%	15.1%	18.6%	17.3%

(1)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our 2024 Annual Consolidated Financial Statements for further details on these changes.

(2)	These amounts have been recognized in Corporate Support.
(3)

As at October 31, 2024, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.3 billion and it is currently estimated that an additional $0.2 billion will be incurred, for a total of approximately $1.5 billion.

(4)

For the year ended October 31, 2024, we included management of closing capital volatility related to the acquisition of HSBC Canada as a specified item for non-GAAP measures and non-GAAP ratios. For further details, refer to the Key corporate events section of our 2024 Annual Report.

(5)	During the fourth quarter of 2023, we recognized impairment losses on our interest in an associated company. This amount was recognized in Wealth Management.
(6)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(7)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(8)

See the Glossary section of our annual Management’s Discussion and Analysis dated December 3, 2024, for the fiscal year ended October 31, 2024, available at www.sedarplus.com, for an explanation of the composition of this measure. Such explanation is incorporated by reference hereto.

Segment results, reported and adjusted

The following table provides a reconciliation of Wealth Management reported results to our adjusted results. The adjusted results and measures presented below are non-GAAP measures or ratios.

Wealth Management

	For the three months ended			For the year ended
	October 31, 2023 (1), (2)			October 31, 2023 (1), (2)
		Item excluded			Item excluded
		Specified			Specified
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	As reported	item (3)	Adjusted	As reported	item (3)	Adjusted
Total revenue	$4,332	$242	$4,574	$18,161	$242	$18,403
PCL	131	-	131	328	-	328
Non-interest expense	3,816	-	3,816	14,387	-	14,387
Income before income taxes	385	242	627	3,446	242	3,688
Net income	$272	$177	$449	$2,693	$177	$2,870
Net income available to common shareholders	$256	$177	$433	$2,637	$177	$2,814
Total average common equity (4), (5)	23,750		23,750	24,200		24,200
Revenue by business
U.S. Wealth Management (including City National)	$1,867	$242	$2,109	$7,969	$242	$8,211
U.S. Wealth Management (including City National) (US$ millions)	1,369	175	1,544	5,908	175	6,083
Key ratios
ROE	4.3%		7.2%	10.9%		11.6%
Pre-tax margin (6)	8.9%		13.7%	19.0%		20.0%

(1)	There were no specified items for the three months and year ended October 31, 2024.
(2)

Certain amounts have been revised from those previously presented to conform to our new basis of segment presentation. For further details, refer to the About Royal Bank of Canada section of our 2024 Annual Report.

(3)	Impairment losses on our interest in an associated company.
(4)	Total average common equity represents rounded figures.
(5)	The amounts for the segments are referred to as attributed capital.
(6)

Pre-tax margin is defined as Income before income taxes divided by Total revenue. Adjusted pre-tax margin is calculated in the same manner, using adjusted income before income taxes and adjusted total revenue.

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2024 (1)	July 31 2024 (2)	October 31 2023 (1), (3)

Assets
Cash and due from banks	$56,723	$55,230	$61,989
Interest-bearing deposits with banks	66,020	57,409	71,086

Securities
Trading	183,300	180,441	190,151
Investment, net of applicable allowance	256,618	250,744	219,579
	439,918	431,185	409,730
Assets purchased under reverse repurchase agreements and securities borrowed	350,803	325,401	340,191

Loans
Retail	626,978	619,452	569,951
Wholesale	360,439	358,143	287,826
	987,417	977,595	857,777
Allowance for loan losses	(6,037)	(5,798)	(5,004)
	981,380	971,797	852,773

Other
Customers’ liability under acceptances	35	677	21,695
Derivatives	150,612	115,659	142,450
Premises and equipment	6,852	6,943	6,749
Goodwill	19,286	19,125	12,594
Other intangibles	7,798	8,032	5,903
Other assets	92,155	84,649	81,371
	276,738	235,085	270,762
Total assets	$2,171,582	$2,076,107	$2,006,531

Liabilities and equity

Deposits
Personal	$522,139	$510,542	$441,946
Business and government	839,670	809,380	745,075
Bank	47,722	41,343	44,666
	1,409,531	1,361,265	1,231,687

Other
Acceptances	35	708	21,745
Obligations related to securities sold short	35,286	33,972	33,651
Obligations related to assets sold under repurchase agreements and securities loaned	305,321	304,373	335,238
Derivatives	163,763	126,884	142,629
Insurance contract liabilities	22,231	21,153	19,026
Other liabilities	94,677	89,823	96,022
	621,313	576,913	648,311
Subordinated debentures	13,546	13,437	11,386
Total liabilities	2,044,390	1,951,615	1,891,384
Equity attributable to shareholders
Preferred shares and other equity instruments	9,031	9,492	7,314
Common shares	20,952	20,786	19,167
Retained earnings	88,608	86,065	81,715
Other components of equity	8,498	8,048	6,852
	127,089	124,391	115,048
Non-controlling interests	103	101	99
Total equity	127,192	124,492	115,147
Total liabilities and equity	$2,171,582	$2,076,107	$2,006,531

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.
(3)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our 2024 Annual Consolidated Financial Statements for further details on these changes.

Consolidated Statements of Income

	For the three months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2024 (1)	July 31 2024 (1)	October 31 2023 (1), (2)	October 31 2024 (3)	October 31 2023 (2), (3)

Interest and dividend income
Loans	$14,405	$14,433	$11,863	$54,040	$43,463
Securities	4,438	4,482	4,580	17,668	14,512
Assets purchased under reverse repurchase agreements and securities borrowed	6,257	6,632	6,428	27,121	22,164
Deposits and other	1,398	1,543	1,631	6,122	6,852
	26,498	27,090	24,502	104,951	86,991

Interest expense
Deposits and other	12,031	12,432	10,476	47,256	36,679
Other liabilities	6,603	7,124	7,299	28,967	24,517
Subordinated debentures	193	207	185	775	666
	18,827	19,763	17,960	76,998	61,862
Net interest income	7,671	7,327	6,542	27,953	25,129

Non-interest income
Insurance service result	173	214	137	777	703
Insurance investment result	66	28	64	294	156
Trading revenue	383	507	408	2,327	2,392
Investment management and custodial fees	2,501	2,382	2,106	9,325	8,344
Mutual fund revenue	1,189	1,151	1,014	4,437	4,063
Securities brokerage commissions	428	413	363	1,660	1,463
Service charges	596	587	548	2,294	2,099
Underwriting and other advisory fees	656	676	563	2,672	2,005
Foreign exchange revenue, other than trading	301	292	248	1,142	1,292
Card service revenue	332	324	302	1,273	1,240
Credit fees	358	405	411	1,592	1,489
Net gains on investment securities	13	28	2	170	193
Income (loss) from joint ventures and associates	11	(57)	(223)	(16)	(219)
Other	396	354	200	1,444	1,115
	7,403	7,304	6,143	29,391	26,335
Total revenue	15,074	14,631	12,685	57,344	51,464
Provision for credit losses	840	659	720	3,232	2,468

Non-interest expense
Human resources	5,423	5,406	4,666	21,083	18,853
Equipment	674	629	612	2,537	2,381
Occupancy	514	443	401	1,805	1,619
Communications	348	342	344	1,369	1,261
Professional fees	657	547	692	2,525	2,171
Amortization of other intangibles	398	426	357	1,549	1,471
Other	1,005	806	987	3,382	3,057
	9,019	8,599	8,059	34,250	30,813

Income before income taxes	5,215	5,373	3,906	19,862	18,183
Income taxes	993	887	(33)	3,622	3,571
Net income	$4,222	$4,486	$3,939	$16,240	$14,612

Net income attributable to:
Shareholders	$4,219	$4,483	$3,937	$16,230	$14,605
Non-controlling interests	3	3	2	10	7
	$4,222	$4,486	$3,939	$16,240	$14,612
Basic earnings per share (in dollars)	$2.92	$3.09	$2.77	$11.27	$10.33
Diluted earnings per share (in dollars)	2.91	3.09	2.76	11.25	10.32
Dividends per common share (in dollars)	1.42	1.42	1.35	5.60	5.34

(1)	Derived from unaudited financial statements.
(2)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our 2024 Annual Consolidated Financial Statements for further details on these changes.

(3)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income

(Millions of Canadian dollars)	For the three months ended			For the year ended
	October 31 2024 (1)	July 31 2024 (1)	October 31 2023 (1), (2)	October 31 2024 (3)	October 31 2023 (2), (3)
Net income	$4,222	$4,486	$3,939	$16,240	$14,612
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(9)	243	(541)	1,104	(14)
Provision for credit losses recognized in income	(1)	-	(11)	(1)	(14)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(26)	(22)	3	(140)	(131)
	(36)	221	(549)	963	(159)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	801	548	3,444	1,029	2,148
Net foreign currency translation gains (losses) from hedging activities	(356)	(253)	(1,383)	(514)	(1,208)
Reclassification of losses (gains) on foreign currency translation to income	-	-	-	-	(160)
Reclassification of losses (gains) on net investment hedging activities to income	-	-	-	1	146
	445	295	2,061	516	926
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	288	359	797	338	216
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(247)	(271)	67	(827)	146
	41	88	864	(489)	362
Items that will not be reclassified subsequently to income:
Remeasurement gains(losses) on employee benefit plans	348	37	(132)	531	(344)
Net gains(losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	20	(47)	299	(1,041)	(576)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	41	2	26	117	44
	409	(8)	193	(393)	(876)
Total other comprehensive income (loss), net of taxes	859	596	2,569	597	253
Total comprehensive income (loss)	$5,081	$5,082	$6,508	$16,837	$14,865
Total comprehensive income attributable to:
Shareholders	$5,078	$5,079	$6,501	$16,827	$14,856
Non-controlling interests	3	3	7	10	9
	$5,081	$5,082	$6,508	$16,837	$14,865

(1)	Derived from unaudited financial statements.
(2)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our 2024 Annual Consolidated Financial Statements for further details on these changes.

(3)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

	For the three months ended October 31, 2024 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,520	$20,977	$(28)	$(191)	$86,065	$(861)	$6,683	$2,226	$8,048	$124,391	$101	$124,492
Changes in equity
Issues of share capital and other equity instruments	-	42	-	-	-	-	-	-	-	42	-	42
Common shares purchased for cancellation	-	(6)	-	-	(61)	-	-	-	-	(67)	-	(67)
Redemption of preferred shares and other equity instruments	(500)	-	-	-	-	-	-	-	-	(500)	-	(500)
Sales of treasury shares and other equity instruments	-	-	178	1,524	-	-	-	-	-	1,702	-	1,702
Purchases of treasury shares and other equity instruments	-	-	(139)	(1,394)	-	-	-	-	-	(1,533)	-	(1,533)
Share-based compensation awards	-	-	-	-	63	-	-	-	-	63	-	63
Dividends on common shares	-	-	-	-	(2,010)	-	-	-	-	(2,010)	-	(2,010)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(91)	-	-	-	-	(91)	(1)	(92)
Other	-	-	-	-	14	-	-	-	-	14	-	14
Net income	-	-	-	-	4,219	-	-	-	-	4,219	3	4,222
Total other comprehensive income (loss), net of taxes	-	-	-	-	409	(36)	445	41	450	859	-	859
Balance at end of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192

	For the three months ended October 31, 2023 (1), (2)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$18,670	$7	$(158)	$79,590	$(1,967)	$4,556	$1,892	$4,481	$109,913	$95	$110,008
Changes in equity
Issues of share capital and other equity instruments	-	728	-	-	-	-	-	-	-	728	-	728
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares and other equity instruments	-	-	54	699	-	-	-	-	-	753	-	753
Purchases of treasury shares and other equity instruments	-	-	(70)	(772)	-	-	-	-	-	(842)	-	(842)
Share-based compensation awards	-	-	-	-	-	-	-	-	-	-	-	-
Dividends on common shares	-	-	-	-	(1,893)	-	-	-	-	(1,893)	-	(1,893)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(67)	-	-	-	-	(67)	(3)	(70)
Other	-	-	-	-	(45)	-	-	-	-	(45)	-	(45)
Net income	-	-	-	-	3,937	-	-	-	-	3,937	2	3,939
Total other comprehensive income (loss), net of taxes	-	-	-	-	193	(549)	2,056	864	2,371	2,564	5	2,569
Restated balance at end of period	$7,323	$19,398	$(9)	$(231)	$81,715	$(2,516)	$6,612	$2,756	$6,852	$115,048	$99	$115,147

(1)	Derived from unaudited financial statements.
(2)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our 2024 Annual Consolidated Financial Statements for further details on these changes.

	For the year ended October 31, 2024 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,715	$(2,516)	$6,612	$2,756	$6,852	$115,048	$99	$115,147
Transition adjustment	-	-	-	-	(656)	656	-	-	656	-	-	-
Restated balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,059	$(1,860)	$6,612	$2,756	$7,508	$115,048	$99	$115,147
Changes in equity
Issues of share capital and other equity instruments	2,720	1,628	-	-	(18)	-	-	-	-	4,330	-	4,330
Common shares purchased for cancellation	-	(13)	-	-	(127)	-	-	-	-	(140)	-	(140)
Redemption of preferred shares and other equity instruments	(1,023)	-	-	-	2	-	-	-	-	(1,021)	-	(1,021)
Sales of treasury shares and other equity instruments	-	-	1,245	5,472	-	-	-	-	-	6,717	-	6,717
Purchases of treasury shares and other equity instruments	-	-	(1,225)	(5,302)	-	-	-	-	-	(6,527)	-	(6,527)
Share-based compensation awards	-	-	-	-	69	-	-	-	-	69	-	69
Dividends on common shares	-	-	-	-	(7,916)	-	-	-	-	(7,916)	-	(7,916)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(322)	-	-	-	-	(322)	(6)	(328)
Other	-	-	-	-	24	-	-	-	-	24	-	24
Net income	-	-	-	-	16,230	-	-	-	-	16,230	10	16,240
Total other comprehensive income (loss), net of taxes	-	-	-	-	(393)	963	516	(489)	990	597	-	597
Balance at end of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192

	For the year ended October 31, 2023 (1), (2)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175
Transition adjustment	-	-	-	-	(2,359)	-	-	-	-	(2,359)	-	(2,359)
Restated balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$75,678	$(2,357)	$5,688	$2,394	$5,725	$105,705	$111	$105,816
Changes in equity
Issues of share capital and other equity instruments	-	2,080	-	-	1	-	-	-	-	2,081	-	2,081
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares and other equity instruments	-	-	515	3,659	-	-	-	-	-	4,174	-	4,174
Purchases of treasury shares and other equity instruments	-	-	(519)	(3,556)	-	-	-	-	-	(4,075)	-	(4,075)
Share-based compensation awards	-	-	-	-	4	-	-	-	-	4	-	4
Dividends on common shares	-	-	-	-	(7,443)	-	-	-	-	(7,443)	-	(7,443)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(236)	-	-	-	-	(236)	(21)	(257)
Other	-	-	-	-	(18)	-	-	-	-	(18)	-	(18)
Net income	-	-	-	-	14,605	-	-	-	-	14,605	7	14,612
Total other comprehensive income (loss), net of taxes	-	-	-	-	(876)	(159)	924	362	1,127	251	2	253
Restated balance at end of period	$7,323	$19,398	$(9)	$(231)	$81,715	$(2,516)	$6,612	$2,756	$6,852	$115,048	$99	$115,147

(1)	Derived from audited financial statements.
(2)

Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our 2024 Annual Consolidated Financial Statements for further details on these changes.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to the expected impacts of the HSBC Canada transaction, including transaction and integration costs. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections of our 2024 Annual Report, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2024 Annual Report, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings, as such sections may be updated by subsequent quarterly reports. Assumptions about costs related to post-close consolidation and integration activities were considered in the estimation of transaction and integration costs. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2024 Annual Report, as may be updated by subsequent quarterly reports. Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our 2024 Annual Report at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for December 4, 2024 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2024 results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217 or 866-696-5910, passcode: 3725409#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from December 4, 2024 until February 26, 2025 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode: 3344559#).

Media Relations Contacts

Gillian McArdle, Vice President, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Fiona McLean, Director, Financial Communications, fiona.mclean@rbc.com, 437-778-3506

Investor Relations Contacts

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 98,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 18 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

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